Exhibit (a)(16)

DATE:	___________, 2007

TO:	Employees Subject to Section 409A Taxes

FROM:	Citrix Systems, Inc.

RE:	Important Reminder Regarding Expiration of the Citrix Stock Option Tender Offer

REMINDER

EXPIRATION OF CITRIX STOCK OPTION TENDER OFFER

DEADLINE: 11:59 P.M. EASTERN TIME OCTOBER 8, 2007

The Citrix Stock Option Tender Offer (the “Tender Offer”) will expire at 11:59 P.M. Eastern Time on October 8, 2007 unless we extend the Tender Offer.

According to our records you have not yet submitted an Election Form for your Eligible Options (as defined in the Offer to Amend). All individuals holding Eligible Options who wish to tender them for amendment must access the Tender Offer website at https://ctxs.equitybenefits.com to complete the required Election Form in accordance with the instructions posted on the website or you may submit a paper Election Form by facsimile to 954-267-2565. The submission of those required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

As a reminder, you will use your employee ID number as your “Employee ID” and the last four digits of your social security number will be used as your “Password”.

If you do not want to accept the Tender Offer with respect to your Eligible Options, please disregard this reminder. Please note, while participation in the Tender Offer is completely voluntary, if you elect not to amend your Eligible Options pursuant to the Tender Offer, then you will be solely responsible for any taxes, penalties or interest payable you may incur under Section 409A of the Internal Revenue Code and comparable state tax laws.

If you have any further questions, please e-mail the Citrix Stock Administration Department at employeeservices-stock@citrix.com.